

January 14, 2013

VIA E-MAIL
Mr. Adam Alred
Principle Executive Officer
EZJR, Inc.
P.O. Box 1449
Duluth, Georgia 30096

> **Re: EZJR, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed on January 11, 2013**
> **File No. 000-53810**

Dear Mr. Adam Alred:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

FORM 8-K/A FILED ON JANUARY 11, 2013

1.   We note that the letter filed as an exhibit to your Form 8-K/A represents the letter required to be sent by your predecessor auditor to you and the Office of the Chief Accountant of the Securities and Exchange Commission confirming the fact that the client-auditor relationship has ceased.   This is different from the letter outlined within Rule 304(a)(3) of Regulation S-K which requires a letter addressed to the Commission stating whether your predecessor auditor agrees with the statements made by you within the Item 4.01 8-K filed and, if not, stating the respects in which it does not agree.   Please amend your 8-K to file the appropriate letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551 – 3468 if you have any questions regarding our comment.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Staff Accountant